Filed pursuant to Rule 433 dated November 30, 2010 relating to Preliminary Pricing Supplement No. 601 dated November 30, 2010 to Registration Statement No. 333-156423

Structured Investments	Morgan Stanley $ Autocallable Quarterly Review Notes due December 15, 2011 Based on the Performance of Copper

General
•
The notes are designed for investors who desire exposure to Copper and who seek early exit prior to maturity for a cash payment if, on any of the first three Review Dates, the Commodity Price is at or above the specified Call Level. If the notes are not called prior to maturity, investors will receive a fixed cash payment if the Commodity Price is at or above the Call Level on the Final Review Date and are protected at maturity against up to a 10% decline of the Underlying Commodity from the Initial Commodity Price on the Final Review Date but will lose some or all of their principal if the Final Commodity Price declines by more than 10%. Due to the Downside Leverage Factor described below, you may lose your entire initial investment. Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date pursuant to which a call may be initiated, is March 14, 2011.
•	Senior unsecured obligations of Morgan Stanley maturing December 15, 2011†. All payments on the notes upon an Automatic Early Call or at maturity are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about December 3, 2010 and are expected to settle on or about December 10, 2010.
Key Terms
Issuer:	Morgan Stanley
Underlying Commodity:	Copper
Automatic Early Call:
If the Commodity Price on any of the first three Review Dates is at or above the Call Level, the notes will be automatically called for a fixed cash payment per note (the “Call Price”) on the third business day following the related Review Date (the “Call Date”).  The Call Price will vary depending on the applicable Review Date:
•  1st Review Date (March 14, 2011†): at least $1,055* per note (corresponding to at least 105.50% of the Stated Principal Amount)
•  2nd Review Date (June 13, 2011†): at least $1,110* per note (corresponding to at least 111.00% of the Stated Principal Amount)
•  3rd Review Date (September 12, 2011†): at least $1,165* per note (corresponding to at least 116.50% of the Stated Principal Amount) 3rd Review Date (September 12, 2011†): at least $1,165* per note (corresponding to at least 116.50% of the Stated Principal Amount)
*The actual Call Price applicable to each Review Date will be determined on the Pricing Date but will not be less than the Call Prices stated above.

Call Level:	102.50% of the Initial Commodity Price.
Payment at Maturity:
At maturity, if the notes have not previously been called, investors will receive for each note they hold an amount of cash that will vary depending on the Commodity Price on December 12, 2011† (the “Final Review Date”) (the “Final Commodity Price”), equal to:
•  If the Final Commodity Price is at or above the Call Level on the Final Review Date: at least $1,220 per note (corresponding to at least 122.00% of the Stated Principal Amount).
•  If the Final Commodity Price is lower than the Call Level but has not declined by more than 10% from the Initial Commodity Price (the “Buffer Amount”): the $1,000 Stated Principal Amount, or
•  If the Final Commodity Price has declined by more than the Buffer Amount from the Initial Commodity Price: $1,000   +   [$1,000   ×    (Commodity Percent Change   +   Buffer Amount)   ×   Downside Leverage Factor].
In this scenario, investors will be exposed to the decline beyond the Buffer Amount on a leveraged basis, and will lose 1.111% (the “Downside Leverage Factor”) of their principal amount for every 1% decline in the Final Commodity Price from the Initial Commodity Price beyond the Buffer Amount.  For example, if the Final Commodity Price declines by 50% from the Initial Commodity Price,  investors will lose 44.44% of their principal.

Terms continued on following page

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-9 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-6 of this document.

Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	100%	1%	99%
Total	$	$	$
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated, the agent, a fixed sales commission of 1% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of $99% of the Stated Principal Amount per note, and the placement agent will forgo any fees with respect to such sales.  Please see “Supplemental Plan of Distribution” in this document and “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement for information about fees and commissions.

(2)	For more information, please see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.
The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly owned subsidiary.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Morgan Stanley	Placement Agent

Terms continued from previous page:

Call Date:	The third business day following the applicable Review Date.
Buffer Amount:	10%
Downside Leverage Factor:	1.111
Commodity Percent Change:	The percentage change from the Initial Commodity Price to the Final Commodity Price, calculated as follows: (Final Commodity Price – Initial Commodity Price) / Initial Commodity Price
Initial Commodity Price:	The price of the Underlying Commodity, as published by the London Metal Exchange, on the Pricing Date.
Final Commodity Price:	The price of the Underlying Commodity, as published by the London Metal Exchange, on the Final Review Date, subject to postponement for non-trading business days and certain market disruption events.
Maturity Date:	December 15, 2011†
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	617482PR9 / US617482PR91
†
Subject to postponement for non-trading days and certain market disruption events as described in “Description of Notes—Review Dates” and “—Maturity Date” in the accompanying preliminary pricing supplement.

Additional Terms Specific to the Notes

You should read this document together with the preliminary pricing supplement dated November 30, 2010, as supplemented by the prospectus dated December 23, 2008 and the prospectus supplement dated December 23, 2008.  This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement No. 601 dated November 30, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310003554/dp20141_424b2-ps601.htm

•	Prospectus supplement dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003005/dp12094_424b2-seriesf.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus.  As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Early Call or at Maturity

The following examples illustrate the payout on the notes for a range of Commodity Prices for each of the Review Dates and are being provided for illustrative purposes only.  These examples are based on the following hypothetical terms:

•	Initial Commodity Price: $8,500
•	Call Level (102.50% of the Initial Commodity Price): $8,712.50
•	Call Price:
o	$1,055 if the notes are automatically called in March 2011
o	$1,110 if the notes are automatically called in June 2011
o	$1,165 if the notes are automatically called in September 2011
•	Payment at Maturity if the Final Commodity Price is at or above the Call Level: $1,220
•	Stated Principal Amount (per note): $1,000

•  In Examples 1 through 3, the Commodity Price on one of the first three Review Dates is above the Call Level.  However, each example results in a different payment amount because the Commodity Price is above the Call Level on different Review Dates.  Because the Commodity Price on one of the first three Review Dates is above the Call Level, the notes are automatically called following the relevant Review Date.  In each of Examples 4, 5 and 6, the Commodity Price on each of the first three Review Dates is lower than the Call Level, and, consequently, the notes are not automatically called prior to, and remain outstanding until, maturity.

Review Date	Example 1		Example 2		Example 3
	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout
#1	$8,900	$1,055	$8,000	—	$8,000	—
#2	—	—	$8,800	$1,110	$8,400	—
#3	—	—	—	—	$9,000	$1,165
Total Payout:	$1,055 in March 2011		$1,110 in June 2011		$1,165 in September 2011

Review Date	Example 4		Example 5		Example 6
	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout	Hypothetical Commodity Price	Payout
#1	$8,000	—	$8,000	—	$8,000	—
#2	$8,400	—	$8,400	—	$8,400	—
#3	$7,900	—	$7,900	—	$7,900	—
Final review date	$11,050	$1,220	$7,905	$1,000	$4,250	$555.60
Total Payout:	$1,220 at maturity		$1,000 at maturity		$555.60 at maturity

•  In Example 4, the Final Commodity Price is $11,050, which is higher than the Call Level and which represents a 30% increase in the Initial Commodity Price.  The payment at maturity equals $1,220 per note, representing a 22.00% return on your investment.  The return on your investment would be less than the 30% return you would receive on a comparable investment linked to the simple return on the underlying commodity.

•  In Example 5, the Final Commodity Price is $7,905, which is lower than the Call Level and which represents a 7% decline from the Initial Commodity Price.  Because the Final Commodity Price has not declined by more than 10% from the Initial Commodity Price, the payment at maturity equals the Stated Principal Amount of $1,000 per note.

•  In Example 6, the Final Commodity Price is $4,250, which represents a 50% decline from the Initial Commodity Price.  Because the Final Commodity Price has declined by more than 10% from the Initial Commodity Price, investors are exposed to that decline beyond 10% on a leveraged basis and will receive a payment at maturity that represents a 44.44% loss of their principal, calculated as follows:

$1,000 +[$1,000 x (Commodity Percent Change + 10%) x Downside Leverage Factor] = $1,000 + [$1,000 x (–50% + 10%) x 1.111] = $555.60

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — If the Commodity Price is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i) at least 5.50%* x $1,000 if called on the first Call Date; (ii) at least 11.00%*  x  $1,000 if called on the second Call Date; (iii) at least 16.50%*  x  $1,000 if called on the third Call Date; or (iv) if the notes have not been previously called, at least 22.00%*  x  $1,000 if Commodity Price is at or above the Call Level on the Final Review Date. If the notes are not called prior to maturity, investors will receive for each note at maturity an amount in cash that will vary depending on the Commodity Price on the Final Review Date, and which may be significantly less than the Stated Principal Amount of the notes and could be zero.  Because the notes are our senior unsecured obligations, the payment of any amount, whether upon an Automatic Early Call or at maturity, is subject to our ability to pay our obligations as they become due.

*The actual percentages applicable to the four Review Dates above will be determined on the Pricing Date but will not be less than the Call Prices stated above.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC EARLY CALL FEATURE – While the original term of the notes is just over twelve months, the notes will be called prior to maturity if the Commodity Price on any of the first three Review Dates is at or above the Call Level and you will be entitled to the applicable payment corresponding to that Review Date as set forth above.

•
LIMITED PROTECTION AGAINST LOSS — If the notes are not called prior to maturity and the Final Commodity Price declines by no more than the Buffer Amount of 10% as compared to the Initial Commodity Price, you will be entitled to receive the full principal amount of your notes at maturity.  If the Final Commodity Price declines beyond the Buffer Amount, you will lose 1.111% of your Stated Principal Amount for every 1% decline in the Final Commodity Price from the Initial Commodity Price beyond the Buffer Amount.

•
EXPOSURE TO COPPER — Investors who believe they have underweight exposure to commodities can use the notes as an alternative to a direct investment in copper and gain access to copper and obtain a measure of diversification of underlying asset class exposure.

•
CAPITAL GAINS TAX TREATMENT — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although the issuer believes that, under current law, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in a note.

Assuming this treatment of the notes is respected, the following U.S. federal income tax consequences should result based on current law:

•	a U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale, exchange or automatic call, and

•
upon sale, exchange, automatic call or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at such time, and short-term capital gain or loss otherwise.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in copper or in futures contracts or forward contracts on copper.  These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated November 30, 2010 and the accompanying prospectus.

•
THE NOTES DO NOT PAY INTEREST OR GUARANTEE THE RETURN OF ANY PRINCIPAL AT MATURITY — The terms of the notes differ from those of ordinary debt securities in that we do not pay you interest on the notes and do not guarantee to pay you any of the principal at maturity.  Instead, if the notes have not been automatically called prior to maturity, you will receive at maturity for each note you hold an amount in cash that will vary depending on the Commodity Price on the Final Review Date, which we refer to as the Final Commodity Price.  If the Final Commodity Price has declined by more than 10% from the Initial Commodity Price, which we refer to as the Buffer Amount, you will be exposed to that decline beyond the Buffer Amount on a leveraged basis, and will lose 1.111% of your Stated Principal Amount for every 1% decline in the Final Commodity Price from the Initial Commodity Price beyond the Buffer Amount.  For example, if the Final Commodity Price declines by 50% from the Initial Commodity Price, you will lose 44.44% of your principal.  As there is no minimum payment on the notes, you could lose your entire investment.

•
APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the notes is limited to the fixed return specified for each Review Date and at maturity, regardless of any greater price performance of the Underlying Commodity, which could be significant.  In addition, the Automatic Early Call feature may limit the term of your investment to as short as three months.  If the notes are called prior to maturity, you may not be able to reinvest at comparable terms or returns.

•
MARKET PRICE OF THE NOTES MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS — Several factors, some of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Morgan Stanley & Co. Incorporated, which we refer to as MS & Co., may be willing to purchase or sell the notes in the secondary market.  We expect that generally the market price of the Underlying Commodity on any day will affect the value of the notes more than any other single factor.  However, because the payout on the notes is not directly correlated to the Underlying Commodity, the notes will trade differently from the Underlying Commodity.  Factors that may influence the value of the notes include:

•
the market price of the Underlying Commodity and the price of the futures contracts on the Underlying Commodity, including in relation to the Call Level and the Buffer Amount, and the volatility (frequency and magnitude of changes in value) of such values or prices, as applicable;

•	trends of supply and demand for the Underlying Commodity at any time, as well as the effects of speculation or any government actions that could affect the markets for the Underlying Commodity;

•	interest and yield rates in the market;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodities markets generally and which may affect the price of the Underlying Commodity;

•	the time remaining until the next Review Date and the maturity of the notes; and

•	any actual or anticipated changes to our credit ratings or credit spreads.

In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  As a result, the market value of the notes will vary and may be less than the original issue price at any time prior to maturity and a sale of the notes prior to maturity may result in a loss. For example, you may have to sell your notes at a substantial loss if on that date the Commodity Price is below the Call Level.

You cannot predict the future prices of the Underlying Commodity based on its historical prices.  If the notes are not called prior to maturity and the Final Commodity Price declines by more than the Buffer Amount, you will be exposed on a 1.111 to 1 basis to any decline in the Final Commodity Price from the Initial Commodity Price beyond the Buffer Amount and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the notes will be called prior to maturity or that the Final Commodity Price will be at or above the Call Level such that you will receive at maturity an amount that is greater than the principal amount of your investment.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
THE RETURN ON THE NOTES IS LINKED TO A SINGLE COMMODITY, AND THE PRICE OF COPPER MAY CHANGE UNPREDICTABLY AND AFFECT THE VALUE OF THE NOTES IN UNFORESEEABLE WAYS – Investments, such as the notes, linked to the price of a single commodity, such as copper, are subject to sharp fluctuations in the prices of the commodity over short periods of time for a variety of factors.  The price of copper is primarily affected by the global demand for and supply of copper, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for copper is significantly influenced by the level of global industrial economic activity.  Industrial sectors which are particularly important to demand for copper include the electrical and construction sectors.  In recent years demand has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels.  There are substitutes for copper in various applications.  Their availability and price will also affect demand for copper.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries.  In previous years, copper supply has been affected by strikes, financial problems and terrorist activity and other disruptions to the supply chain, from mining to storage to smelting.  The price of copper is also affected by variations in production costs, including storage, labor and energy costs, as well as regulatory compliance costs, including as a result of environmental regulations.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY – The payment at maturity on the notes is linked exclusively to the price of copper and not to a diverse basket of commodities or a broad-based commodity index.  The price of copper may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.  The price of copper may be, and has recently been, extremely volatile, and we can give you no assurance that the volatility will lessen.  See “Description of Notes—Historical Information.”

•
THE NOTES WILL NOT BE LISTED AND SECONDARY TRADING MAY BE LIMITED — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

•
HEDGING AND TRADING ACTIVITY BY THE CALCULATION AGENT AND ITS AFFILIATES COULD POTENTIALLY ADVERSELY AFFECT THE VALUE OF THE NOTES — One or more of our subsidiaries expect to carry out hedging activities related to the notes (and to other instruments linked to the Underlying Commodity), including trading in futures contracts on the Underlying Commodity, and possibly in other instruments related to the Underlying Commodity.  Some of our subsidiaries also trade the Underlying Commodity and other financial instruments related to the Underlying Commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could increase the Initial Commodity Price and, as a result, the Call Level at or above which the Commodity Price must be on any of the Review Dates in order for the notes to be automatically called prior to maturity or, if the notes are not called prior to maturity, in order for you to receive a payment at maturity that exceeds the Stated Principal Amount of the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the price of the Underlying Commodity on the Review Dates and, accordingly, whether the notes are automatically called prior to maturity and, if the notes are not called prior to maturity, the amount of cash, if any, you receive at maturity.

•
THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE ORIGINAL ISSUE PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES — Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging the our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

•
THE CALCULATION AGENT, WHICH IS A SUBSIDIARY OF THE ISSUER, WILL MAKE DETERMINATIONS WITH RESPECT TO THE NOTES —  As calculation agent, MSCG will determine the Initial Commodity Price, the Commodity Price on each Review Date, whether the Commodity Price on any of the first three Review Dates is at or above the Call Level and therefore whether the notes will be called following such Review Date and whether a market disruption event has occurred, and, if the notes are not called prior to maturity, will calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of any Commodity Price in the event of a market disruption event, may adversely affect the payout to you on the notes.

•	NOT EQUIVALENT TO INVESTING IN THE UNDERLYING COMMODITY — Investing in the notes is not equivalent to investing in the Underlying Commodity or the futures contracts on the Underlying Commodity.

•
THERE ARE RISKS RELATING TO THE TRADING OF METALS ON THE LONDON METAL EXCHANGE – The official cash offer prices of copper are determined by reference to the per unit U.S. dollar cash offer prices of contracts traded on the London Metal Exchange, which we refer to as the LME.  The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets.  For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts.  In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract and for monthly delivery in any of the next 16 to 24 months (depending on the commodity) following such third month, in contrast to trading on futures exchanges, which call for delivery in stated delivery months.  As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates.  If such aberrations occur on any of the review dates, the per unit U.S. dollar cash offer prices used to determine the official cash offer price of copper could be adversely affected and could have an impact on whether the notes are automatically called prior to maturity or the payment at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – Please read the discussion under “Selected Purchase Considerations—Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes.  If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. The risk that buffered securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other commodity-linked securities that do not provide for the return of principal.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections. On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge; and appropriate transition rules and effective dates.  While it is not clear whether instruments such as the notes would be viewed as similar to the prepaid forward contracts described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the term of the notes, including on the Review Dates, could affect the Commodity Price in a way that may affect whether or not the notes are called early or reduce the amount you receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Underlying Commodity from January 1, 2005 through November 29, 2010.  On November 29, 2010, the Commodity Price was $8,319.50.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.

The historical performance of the Underlying Commodity set out in the graph below should not be taken as an indication of its future performance, and no assurance can be given as to the Commodity Price on any of the Review Dates.  We cannot give you any assurance that the notes will be called prior to maturity or that, if the notes are not so called, the Final Commodity Price will be at or above the Call Level so that at maturity you will receive a payment in excess of the Stated Principal Amount of the notes.

Historical Performance of the Underlying Commodity

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.

Supplemental Plan of Distribution

Morgan Stanley & Co. Incorporated will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated a fixed sales commission that will not exceed 1% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of 99% of the Stated Principal Amount per note, and the placement agent will forgo any fees with respect to such sales.